Concrete Pumping Holdings, Inc.

6461 Downing Street

Denver, Colorado 80229

               February 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly

Re:	Concrete Pumping Holdings, Inc.
Registration Statement on Form S-3
Filed January 29, 2019
File No. 333-229402

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Concrete Pumping Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Friday, February 15, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Iain Humphries
Iain Humphries
Chief Financial Officer and Secretary

cc:	Winston & Strawn LLP